ALBERTA COMPLIANCE SERVICES INC.

03037383

October 31, 2003

SUPPL

PROCESSING SECTION
RECEIVED
NOV 10 2003
181
SEC MAIL WASH. D.C.

Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Solana Petroleum Corp. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. Amended Interim Financial Statements for the 3 months ended March 31, 2003
2. Amended Interim Financial Statements for the 6 months ended June 30, 2003
3. Cancelled Notice of Meeting and Record Date
4. Notice of Meeting and Record Date

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham

dlw 11/7

Sherri Van Ham
Associate

encl.

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
*Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com*

824931

Solana Petroleum Corp.

Consolidated Financial Statements

March 31, 2003

SOLANA PETROLEUM CORP.

CONSOLIDATED BALANCE SHEET

MARCH 31, 2003

(Unaudited - Prepared by Management)

	MARCH 31 2003	Dec 31 2002
ASSETS		
Current assets		
Funds held in trust	$ 2,283	$ 7,108
Cash and term deposits	17,007	10,708
Accounts receivable	154,208	3,877
Prepaid expenses	13,988	774
Deposits on petroleum and natural gas properties (note 3)	-	2,062,373
Current portion of amounts receivable from directors and officers	-	4,685
	187,485	2,089,525
Property Plant and Equipment (note 5)	1,883	15,910
Promissory Notes Receivable (note 6)	122,287	106,720
	$ 311,655	**$ 2,212,155**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 19,647	$ 106,330
Share subscriptions repayable (note 7)	29,650	2,336,090
	49,297	2,442,420
Funds for future California Syndicate AFE's (note 4)	641,711	641,711
Share capital (Issued 17,225,900 shares) (note 7)	5,684,102	5,990,418
Less: Share issue costs	(633,051)	(633,051)
	5,051,051	5,357,367
Deficit	(5,430,404)	(6,229,343)
	(379,353)	(871,976)
	$ 311,655	$ 2,212,155

On Behalf of the Board:

"J. Bruce Carruthers II" Director *"John A. Bolen"* Director

SOLANA PETROLEUM CORP.
CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
(Unaudited - Prepared by Management)

	Three Months Ended March 31		Three Months Ended March 31	
	2003	2002	2003	2002
REVENUE				
Interest income	-	6	-	6
	-	6	-	6
EXPENSE				
Accounting	0	-	0	-
Compliance agency fees	2,110	-	2,110	
Consultants	3,046	4,800	3,046	4,800
Insurance	215	2,509	215	2,509
Interest	96	-	96	-
Legal fees	12,280	-	12,280	-
Management fees (note 8)	7,500	20,688	7,500	20,688
Miscellaneous Expenses	5,215	-	5,215	-
Office	9,314	8,090	9,314	8,090
Promotion and investor relations	4,323	3,975	4,323	3,975
Taxes	824	-	824	-
Travel	2,226	-	2,226	-
	47,150	40,062	47,150	40,062
INCOME (LOSS) BEFORE FOREIGN EXCHANGE	(47,150)	(40,056)	(47,150)	(40,056)
FOREIGN EXCHANGE GAIN (LOSS)	84,734	70	84,734	70
GAIN ON SALE OF OIL AND NATURAL GAS PROPERTIES (NOTE 9)	761,355	0	761,355	0
NET INCOME FOR THE PERIOD	798,939	(39,986)	798,939	(39,986)
DEFICIT, BEGINNING OF PERIOD	(6,229,343)	(6,013,518)	(6,229,343)	(6,013,518)
DEFICIT, END OF PERIOD	$ (5,430,404)	$ (6,053,504)	$ (5,430,404)	$ (6,053,504)
NET INCOME (LOSS) PER SHARE	(0.00)	(0.00)	(0.00)	(0.00)

SOLANA PETROLEUM CORP.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
(Unaudited - Prepared by Management)

	Three Months Ended March 31		Three Months Ended March 31	
	2003	2002	2003	2002
Cash was provided by (used for)				
Operating activities				
Net Income (Loss) for the period	$ 798,939	$ (39,986)	$ 798,939	(39,986)
Changes in non-cash working capital items	(550,581)	18,245	(550,581)	18,245
	248,358	(21,741)	248,358	(21,741)
Investing activities				
Advances to related corporations	-	-		-
Financing activities				
Promissory Notes Receivable	(15,567)	-	(15,567)	-
Funds received from sale of Cayman subsidiary	75,000		75,000	
Issue of share capital	(306,316)	-	(306,316)	-
Share issue costs	-	-	-	-
	(246,883)	-	(246,883)	-
Change in cash (Decrease)	1,475	(21,741)	1,475	(21,741)
Cash, beginning of period	17,816	21,935	17,816	21,935
Cash, end of period	$ 19,290	$ 194	$ 19,290	$ 194

82-4951

Solana Petroleum Corp.

Notes to Consolidated Financial Statements
March 31, 2003

1 Going concern

These consolidated financial statements have been prepared in accordance with Canadian general accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At March 31, 2003 the company had accumulated losses amounting to $5,430,404. The ability of the company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements and the successful completion of its restructuring as more fully described in note 9.

2 Significant accounting policies

Incorporation

Solana Petroleum Corp. was incorporated under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998.

Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited and its wholly owned Cayman Islands subsidiary, Solana Petroleum Exploration (Colombia) Limited and its wholly owned US subsidiaries, Solana California, Inc., Solana Eastern Gas, Inc. and Solana Energy Group Inc.

Petroleum and natural gas properties

The company follows the full cost method of accounting for its petroleum and natural gas operations, whereby all costs of exploration for and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisitions, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such sale would significantly alter the rate of depletion.

Depletion of exploration and development costs and amortization of production equipment is provided for on a unit-of-production method based upon estimated proved petroleum and natural gas reserves.
The carrying value of petroleum and natural gas properties, and production equipment, net of recorded future income taxes and future site restoration and abandonment costs, is compared quarterly to the estimated undiscounted value of future net cash flows from proved oil and gas reserves, based on current prices and costs, and estimated fair value of unproved properties, less estimated future general and administrative expenses, financing costs and income taxes. Should this ceiling test indicate an excess carrying value, the excess is charged against earnings as additional depletion and depreciation.

Joint operations

Substantially all of the company's petroleum and natural gas operations are conducted jointly with others. These financial statements reflect only the company's proportionate interest in such activities.

Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

Future income taxes

The company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

Earnings per share

In 2001, the company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2003 and 2002.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average number of shares outstanding for the three month period ended March 31, 2003 were 17,736,426 (2002 - 20,289,055). Diluted weighted average shares outstanding for the three month period ended March 31, 2003 were 17,736,426 (2002 - 20,289,055).

Stock options

The company does not record compensation expense in respect of stock options granted to its directors, officers and employees. The consideration paid by holders of the options upon exercise is credited to share capital.

Financial instruments

The company's financial instruments at March 31, 2003 and December 31, 2002 are comprised of cash, deposits, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values.

3 Colombian operations

In prior years, the company purchased a 38.125% participating interest in an oilfield exploration program ("Tapir") in Colombia, South America which had received Colombian Government approval.

3 Colombian operations continued

On October 31, 1999, the company entered into an agreement to purchase an additional 11.875% participating interest in the Tapir exploration program. Under the terms of this agreement, the company was to be responsible for 11.875% of the costs and expenses of joint operations attributable to this interest effective August 1, 1999. The purchase price was to be satisfied by the company issuing 3,000,000 common shares to the vendor on closing and the purchase was conditional upon receiving final approval by the Colombian Government entities.

Final approval was not received from the Colombian Government entities, the common shares were not issued and the agreement to purchase the additional 11.875% was abandoned.

On December 1, 2000, the company entered into a settlement agreement and mutual release whereby they assigned their 38.125% interest in the Tapir exploration program to various parties. In exchange for their interest, the assignees assumed all unpaid liabilities relating to development of the 38.125% interest in the exploration program. As the company has disposed of its Tapir interest, capitalized costs related thereto charged to operations in fiscal 2000.

On June 15, 1998, Solana Petroleum Exploration (Colombia) Limited ("Exploration") executed an Option Agreement whereby Exploration may elect to farm-in to obtain a 50% working interest in an oilfield exploration program ("Caño Caranal") in Colombia, South America. Under the terms of the agreement, Exploration made a non-refundable option payment of US, $25,000 on June 17, 1998. On August 31, 1998 Exploration exercised its option and entered into a Farmout Exploration Agreement to obtain the 50% w interest in Caño Caranal, by incurring exploration expenditures of US $1,080,000, of which approximately $320,000 has been expended, or the cost of completing a fifty kilometre seismic survey of the project, whichever is less. On August 31, 1998 Exploration entered into a Joint Operating Agreement regarding Caño Caranal. The agreement requires that Exploration contribute 50% of direct exploration costs plus interest charges calculated at 2% - 5% of annual expenditures with a minimum of $10,000 per month. The company has also entered into a Technical and Administrative Services Agreement related to Caño Caranal effective June 15, 1998. Participation in Caño Caranal is subject to approval by Colombian Government entities. Due to the social conditions, fulfillment of the commitment had been postponed by mutual consent of the parties to the agreement, including the Colombian Government entities"

During the 2000 fiscal year, Exploration did not contribute their share of overhead costs related to these agreements. As a result, Exploration no longer has any interest in this property and the capitalized costs to this property (approximately $480,000) were charged to operations in fiscal 2000.

On October 4, 2002, Exploration executed a Sales and Purchase Agreement (the "Purchase") with Petrobras Colombia Limited, a subsidiary of the Brazilian state oil company ("Petrobras"), to purchase 90% of Petrobras' Participating Interest in the Magangue Association Contract, which includes the Guepajé Natural Gas Field (the "Gas Field") located in the Lower Magdalena Basin of Northwestern Colombia. The company made refundable deposits totaling US$1,169,250 to Petrobras as specified under the terms of the Purchase and US$95,000 to the Colombian government for taxes related to the purchase. Additional funds totaling US$41,380 were used to purchase equipment related to the Gas Field. The closing of the Gas Field purchase (including transfer of ownership to the company) was subject to the approval of ECOPETROL, the Colombian state oil company, which, as of December 31, 2002, had not been received. Therefore, as of year-end, the company did not have title, operatorship or cash flow from the Gas Field.

4 United States operations

On September 8, 1999, the company made a non-refundable option payment of US $100,000 to acquire a 100% working interest in the drilling of a "deep gas well" (the "Well") on a 40 acre tract of land, controlled by the optionor, in Kern County, California, USA. Subsequent thereto, the company formed the Solana California Gas Exploration Syndicate through which 75% of the working interest was sold to various parties at varying amounts for total receipts of US $1,212,500, based upon the terms of a Syndication Proposal (the "Proposal"). In connection with the Proposal:

a) The company was holding "in trust" US $400,000 of such fees at December 31, 1999, which was to be refunded to the participants if the Syndicate determined not to proceed with drilling the Well. This amount included US $100,000 refundable to the company as a Syndicate member. The US $400,000 was refunded to the participants in April 2000 as the Syndicate elected not to proceed with drilling the well.

b) The remaining US $812,500 received in 1999 represents non-refundable Participation Fees. As a consequence of not drilling the well, 50% of the total participation fees were to be applied proportionately to each participant's account for other exploratory prospects in California, as agreed to be undertaken by the Syndicate. The balance of the fees were available for the company's own purposes. To date no other exploratory prospects in California have been identified. Consequently, the balance of $641,711 (US $406,250) remains as long-term unsecured accounts payable to the participants.

On November 19, 1999, the company entered into an Exploration Agreement and paid a prospect fee of US $100,000 to obtain a 25% working interest and 17.5% net revenue interest, before payout, in the Hoff #1 well being drilled in Roane County, West Virginia, USA. The company concurrently sold one-half of this interest to another investor who agreed to contribute the entire prospect fee and one-half of the company's share of drilling costs of US $400,000. All required funds were advanced to the operator; however, the well incurred significant cost overruns. In October 2000, the company entered into a settlement agreement and mutual release whereby it assigned its entire interest in the Exploration Agreement to the operator. In exchange, the operator granted the company a 2.5% gross overriding royalty interest in the well and agreed to assume all unpaid liabilities of the company relating to the Exploration Agreement. As the company effectively disposed of its interests in the United States, the capitalized costs were charged to operations in 2000.

5 Property, plant and equipment

			2003	2002
	Cost $	Accumulated amortization $	Net $	Net $
Office equipment	626	416	210	4,032
Computer equipment	6,334	4,661	1,673	11,878
	6,960	5,077	1,883	15,910

Solana Petroleum Corp.
Notes to Consolidated Financial Statements
March 31, 2003

6 Amounts receivable from directors and officers

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the company's shares being designated as inactive for trading purposes on September 25,2001. These amounts were considered repayable to the company. On March 1, 2003, the company received promissory notes from Hexagon Resources, Inc., of which Solana President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President Eric A. Gavin in the amount of $105,028 and $16,447 respectively. The promissory notes have an interest rate of 3% and are due March 1, 2008.

7 Share capital

Authorized
Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

Issued and outstanding

	Number of shares	Amount $
Balance	20,289,055	5,990,418
Share issue costs	-	(633,051)
Balance as at December 31, 2002	20,289,055	5,357,367
Redeemed	(3,063,155)	(306,316)
Balance as at March 31, 2003	17,225,900	5,051,051

On April 20, 2001, the company entered into an agreement to issue, through a private placement, 3,083,155 units at $0.10 per unit. Each unit consisted of one common share and one half warrant. A full warrant would allow the investor to purchase an additional common share at $0.15 per share within six months. 3,063,155 of the units issued were purchased by a director of the company and have been cancelled as a result of the sale of the Colombian oil and natural gas properties on January 31, 2003 (see note 10)

As a result of two private placements during 2002, the company received $2,336,090. The private placements were not approved by the TSX Venture Exchange and the company agreed to refund the amounts received. The Company issued promissory notes payable on January 31, 2003 to the investors. The promissory notes have an interest rate of 6% and are due on demand. The promissory notes have been assumed by the purchasers of the Colombian oil and natural gas properties on January 31, 2003 (see note 10).

Stock options

The company has established a stock option plan for the benefit of directors, officers and employees of the company. At March 31, 2003 571,340 (2002 - 571,340) options had been granted under the following terms:

Number of Shares	Option price $	Expiry date
421,340	0.50	October 22, 2003
150,000	0.17	September 22, 2003

None of the options can be exercised as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001.

8 Related party transactions

The company has entered into agreements whereby certain directors were paid approximately $7,500 (2002 - $7,500) for consulting and management fees.

9 Restructuring transactions

Divestiture of Colombian interests

As part of its restructuring, effective January 31, 2003, the company has divested its entire interest in its Cayman Island subsidiary Solana Petroleum Exploration (Colombia) Limited ("Solana Exploration") to a group of private offshore investors including two former directors, S. Keith Hewitt and Stephen Newton (the "Colombian Divestiture"). Solana Exploration held all of the company's petroleum assets outside North America including the company's rights to a pending acquisition of 90% of Petrobras' participating interest the Guepajé natural gas field in the Magdalena Basin of the Republic of Colombia. Under the terms of the agreement, the purchasers will make future cash payments totaling $225,000 to Solana, assume existing debt of the company in the amount of $2,612,755 associated with the pending Guepajé gas field purchase and assume all of Solana Exploration's other debts and obligations. In addition, 3,063,155 of the company's Common Shares and 1,531,577 share purchase warrants were returned to treasury for cancellation. Messrs. Hewitt and Newton resigned from the company's Board of Directors as of December 31, 2002.

Agreement in principal to acquire Ontario mining interests

On February 12, 2003, the company reached an agreement in principal with Hexagon Gold (Ontario) Ltd. ("Hexagon Gold"), a privately owned Ontario corporation, in a related party transaction, to acquire all of Hexagon Gold's mining interests in over 274 square kilometers of leases, claims and options in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties"), including both the historic Foley and Golden Star Mines.

82-4931

10 Subsequent event

Option Agreement to acquire Ontario mining interests

On April 18, 2003, the company executed an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's mining interests in over 274 square kilometers of leases, claims and options in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties'), including both the historic Foley and Golden Star Mines.

Under the terms of the Hexagon Gold agreement, Solana 'will acquire the Mining Properties through the issuance of 5,000,000 post-consolidation common shares to Hexagon Gold at a deemed price of $0.20 per share. Based on the fair market value of Solana's current stock price of $0.01, the transaction is valued at $50,000. The issuance of these shares are subject to shareholder approval of the transaction and a consolidation of the company's common shares on a basis to be determined, bat not to exceed 1 new share for 9 old shares. The approvals will be sought at the upcoming meeting of the shareholders of the company. Hexagon Gold is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce Carruthers II and John *j* Bolen, two current directors of Solana. The acquisition of the Mining Properties and issuance of these shares subject to TSX Venture Exchange Inc. regulatory approval, approval of the shareholders of Solana Petroleum Corp. and a successful concurrent private placement financing of $400,000, all expected to occur in early November.

82-4931

Solana Petroleum Corp.

Consolidated Financial Statements

June 30, 2003

82-493

SOLANA PETROLEUM CORP.
CONSOLIDATED BALANCE SHEET
JUNE 30, 2003
(Unaudited - Prepared by Management)

	JUNE 30 2003	Dec 31 2002
ASSETS		
Current assets		
Funds held in trust	$ -	$ 7,108
Cash and term deposits	-	10,708
Accounts receivable	100,000	3,877
Prepaid expenses	53,077	774
Deposits on petroleum and natural gas properties (note 3)	-	2,062,373
Current portion of amounts receivable from directors and officers	-	4,685
	153,077	2,089,525
Mineral Properties	14,558	-
Property Plant and Equipment (note 5)	1,883	15,910
Promissory Notes Receivable (note 6)	121,475	106,720
	$ 290,993	**$ 2,212,155**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness	$ 55	$ -
Accounts payable	38,045	106,330
Share subscriptions repayable (note 7)	29,650	2,336,090
	67,750	2,442,420
Funds for future California Syndicate AFE's (note 4)	547,422	641,711
Share capital (Issued 17,225,900 shares) (note 7)	5,684,102	5,990,418
Less: Share issue costs	(633,051)	(633,051)
	5,051,051	5,357,367
Deficit	(5,375,230)	(6,229,343)
	(324,179)	(871,976)
	$ 290,993	**$ 2,212,155**

On Behalf of the Board:

"J. Bruce Carruthers II" Director *"John A. Bolen"* Director

SOLANA PETROLEUM CORP.
CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
JUNE 30, 2003
(Unaudited - Prepared by Management)

	Three Months Ended June 30, 2003		Six Months Ended June 30, 2003	
	2003	2002	2003	2002
REVENUE				
Interest income	$ -	$ -	$ -	$ 6
	-	-	-	6
EXPENSE				
Accounting	200	2,804	200	2,804
Compliance agency fees	8,298	-	10,408	-
Consultants	963	-	4,009	4,800
Insurance	-	-	215	2,511
Interest	717	123	813	123
Legal fees	13,266	-	25,546	-
Management fees (note 8)	7,500	24,000	15,000	44,688
Miscellaneous Expenses	251	-	5,466	-
Office	11,228	2,057	20,542	10,148
Promotion and investor relations	1,488	8,164	5,811	12,138
Taxes	-	-	824	-
Travel	1,265	1,987	3,491	1,987
	45,176	39,135	92,325	79,199
INCOME (LOSS) BEFORE FOREIGN EXCHANGE	(45,176)	(39,135)	(92,325)	(79,193)
FOREIGN EXCHANGE GAIN (LOSS)	100,348	355	185,082	427
GAIN ON SALE OF OIL AND NATURAL GAS PROPERTIES (NOTE 9)	-	-	761,355	-
NET INCOME FOR THE PERIOD	55,172	(38,780)	854,112	(78,766)
DEFICIT, BEGINNING OF PERIOD	(5,430,404)	(6,053,504)	(6,229,343)	(6,013,518)
DEFICIT, END OF PERIOD	$ (5,375,232)	$ (6,092,284)	$ (5,375,231)	$ (6,092,284)
NET INCOME (LOSS) PER SHARE	(0.00)	(0.00)	0.04	(0.00)

82-4931

SOLANA PETROLEUM CORP.

CONSOLIDATED STATEMENT OF CASH FLOW

JUNE 30, 2003

(Unaudited - Prepared by Management)

	Three Months Ended June 30 2003	Three Months Ended June 30 2002	Six Months Ended June 30 2003	Six Months Ended June 30 2002
Cash was provided by (used for)				
Operating activities				
Net Income (Loss) for the period	$ 55,172	$ (38,780)	$ 854,112	(78,766)
Changes in non-cash working capital items	(124,517)	(3,703)	(972,354)	14,542
	(69,345)	(42,483)	(118,242)	(64,224)
Investing activities				
Mining Properties	(14,558)	-	(14,558)	-
Proceeds on sale of oil and natural gas properties	-	-	2,837,755	-
Amounts receivable from directors and officers	(5,497)	-	(10,070)	-
	(20,055)	-	2,813,127	-
Financing activities				
Advances to related corporations	-	(22,500)	-	(22,500)
Promissory Notes Receivable	-	-	(225,000)	-
Funds received from sale of Cayman Subsidiary	50,000		125,000	
Short term loan	-	67,464	-	67,464
Issue of share capital	-	-	(306,316)	-
Share subscriptions repayable	-	-	(2,306,440)	-
	50,000	44,964	(2,712,756)	44,964
Change in cash (Decrease)	(19,345)	(20,019)	(17,871)	(41,760)
Cash, beginning of period	19,290	3,464	17,816	25,205
Cash, end of period	$ (55)	$ (16,555)	$ (55)	$ (16,555)

82-4931

Solana Petroleum Corp.

Notes to Consolidated Financial Statements
June 30, 2003

1 Going concern

These consolidated financial statements have been prepared in accordance with Canadian general accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At June 30, 2003 the company had accumulated losses amounting to $5,375,230. The ability of the company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements and the successful completion of its restructuring as more fully described in note 9.

2 Significant accounting policies

Incorporation

Solana Petroleum Corp. was incorporated under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998.

Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited and its wholly owned Cayman Islands subsidiary, Solana Petroleum Exploration (Colombia) Limited and its wholly owned US subsidiaries, Solana California, Inc., Solana Eastern Gas, Inc. and Solana Energy Group Inc.

Petroleum and natural gas properties

The company follows the full cost method of accounting for its petroleum and natural gas operations, whereby all costs of exploration for and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisitions, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such sale would significantly alter the rate of depletion.

Depletion of exploration and development costs and amortization of production equipment is provided for on a unit-of-production method based upon estimated proved petroleum and natural gas reserves.
The carrying value of petroleum and natural gas properties, and production equipment, net of recorded future income taxes and future site restoration and abandonment costs, is compared quarterly to the estimated undiscounted value of future net cash flows from proved oil and gas reserves, based on current prices and costs, and estimated fair value of unproved properties, less estimated future general and administrative expenses, financing costs and income taxes. Should this ceiling test indicate an excess carrying value, the excess is charged against earnings as additional depletion and depreciation.

Joint operations

Substantially all of the company's petroleum and natural gas operations are conducted jointly with others. These financial statements reflect only the company's proportionate interest in such activities.

82-4193)

Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

Future income taxes

The company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

Earnings per share

In 2001, the company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2003 and 2002.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average number of shares outstanding for the six month period ended June 30, 2003 were 17,736,426 (2002 - 20,289,055). Diluted weighted average shares outstanding for the three month period ended June 30, 2003 were 17,736,426 (2002 - 20,289,055).

Stock options

The company does not record compensation expense in respect of stock options granted to its directors, officers and employees. The consideration paid by holders of the options upon exercise is credited to share capital.

Financial instruments

The company's financial instruments at June 30, 2003 and December 31, 2002 are comprised of cash, deposits, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values.

3 Colombian operations

In prior years, the company purchased a 38.125% participating interest in an oilfield exploration program ("Tapir") in Colombia, South America which had received Colombian Government approval.

3 Colombian operations continued

On October 31, 1999, the company entered into an agreement to purchase an additional 11.875% participating interest in the Tapir exploration program. Under the terms of this agreement, the company was to be responsible for 11.875% of the costs and expenses of joint operations attributable to this interest effective August 1, 1999. The purchase price was to be satisfied by the company issuing 3,000,000 common shares to the vendor on closing and the purchase was conditional upon receiving final approval by the Colombian Government entities.

Final approval was not received from the Colombian Government entities, the common shares were not issued and the agreement to purchase the additional 11.875% was abandoned.

On December 1, 2000, the company entered into a settlement agreement and mutual release whereby they assigned their 38.125% interest in the Tapir exploration program to various parties. In exchange for their interest, the assignees assumed all unpaid liabilities relating to development of the 38.125% interest in the exploration program. As the company has disposed of its Tapir interest, capitalized costs related thereto charged to operations in fiscal 2000.

On June 15, 1998, Solana Petroleum Exploration (Colombia) Limited ("Exploration") executed an Option Agreement whereby Exploration may elect to farm-in to obtain a 50% working interest in an oilfield exploration program ("Caño Caranal") in Colombia, South America. Under the terms of the agreement, Exploration made a non-refundable option payment of US, $25,000 on June 17, 1998. On August 31, 1998 Exploration exercised its option and entered into a Farmout Exploration Agreement to obtain the 50% w interest in Caño Caranal, by incurring exploration expenditures of US $1,080,000, of which approximately $320,000 has been expended, or the cost of completing a fifty kilometre seismic survey of the project, whichever is less. On August 31, 1998 Exploration entered into a Joint Operating Agreement regarding Caño Caranal. The agreement requires that Exploration contribute 50% of direct exploration costs plus interest charges calculated at 2% - 5% of annual expenditures with a minimum of $10,000 per month. The company has also entered into a Technical and Administrative Services Agreement related to Caño Caranal effective June 15, 1998. Participation in Caño Caranal is subject to approval by Colombian Government entities. Due to the social conditions, fulfillment of the commitment had been postponed by mutual consent of the parties to the agreement, including the Colombian Government entities"

During the 2000 fiscal year, Exploration did not contribute their share of overhead costs related to these agreements. As a result, Exploration no longer has any interest in this property and the capitalized costs to this property (approximately $480,000) were charged to operations in fiscal 2000.

On October 4, 2002, Exploration executed a Sales and Purchase Agreement (the "Purchase") with Petrobras Colombia Limited, a subsidiary of the Brazilian state oil company ("Petrobras"), to purchase 90% of Petrobras' Participating Interest in the Magangue Association Contract, which includes the Guepajé Natural Gas Field (the "Gas Field") located in the Lower Magdalena Basin of Northwestern Colombia. The company made refundable deposits totaling US$1,169,250 to Petrobras as specified under the terms of the Purchase and US$95,000 to the Colombian government for taxes related to the purchase. Additional funds totaling US$41,380 were used to purchase equipment related to the Gas Field. The closing of the Gas Field purchase (including transfer of ownership to the company) was subject to the approval of ECOPETROL, the Colombian state oil company, which, as of December 31, 2002, had not been received. Therefore, as of year-end, the company did not have title, operatorship or cash flow from the Gas Field.

4 United States operations

On September 8, 1999, the company made a non-refundable option payment of US $100,000 to acquire a 100% working interest in the drilling of a "deep gas well" (the "Well") on a 40 acre tract of land, controlled by the optionor, in Kern County, California, USA. Subsequent thereto, the company formed the Solana California Gas Exploration Syndicate through which 75% of the working interest was sold to various parties at varying amounts for total receipts of US $1,212,500, based upon the terms of a Syndication Proposal (the "Proposal"). In connection with the Proposal:

a) The company was holding "in trust" US $400,000 of such fees at December 31, 1999, which was to be refunded to the participants if the Syndicate determined not to proceed with drilling the Well. This amount included US $100,000 refundable to the company as a Syndicate member. The US $400,000 was refunded to the participants in April 2000 as the Syndicate elected not to proceed with drilling the well.

b) The remaining US $812,500 received in 1999 represents non-refundable Participation Fees. As a consequence of not drilling the well, 50% of the total participation fees were to be applied proportionately to each participant's account for other exploratory prospects in California, as agreed to be undertaken by the Syndicate. The balance of the fees were available for the company's own purposes. To date no other exploratory prospects in California have been identified. Consequently, the balance of $641,711 (US $406,250) remains as long-term unsecured accounts payable to the participants.

On November 19, 1999, the company entered into an Exploration Agreement and paid a prospect fee of US $100,000 to obtain a 25% working interest and 17.5% net revenue interest, before payout, in the Hoff #1 well being drilled in Roane County, West Virginia, USA. The company concurrently sold one-half of this interest to another investor who agreed to contribute the entire prospect fee and one-half of the company's share of drilling costs of US $400,000. All required funds were advanced to the operator; however, the well incurred significant cost overruns. In October 2000, the company entered into a settlement agreement and mutual release whereby it assigned its entire interest in the Exploration Agreement to the operator. In exchange, the operator granted the company a 2.5% gross overriding royalty interest in the well and agreed to assume all unpaid liabilities of the company relating to the Exploration Agreement. As the company effectively disposed of its interests in the United States, the capitalized costs were charged to operations in 2000.

5 Property, plant and equipment

			2003	2002
	Cost $	Accumulated amortization $	Net $	Net $
Office equipment	626	416	210	4,032
Computer equipment	6,334	4,661	1,673	11,878
	6,960	**5,077**	**1,883**	**15,910**

6 Amounts receivable from directors and officers

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the company's shares being designated as inactive for trading purposes on September 25,2001. These amounts were considered repayable to the company. On March 1, 2003, the company received promissory notes from Hexagon Resources, Inc., of which Solana President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President Eric A. Gavin in the amount of $105,028 and $16,447 respectively. The promissory notes have an interest rate of 3% and are due March 1, 2008.

7 Share capital

Authorized

Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

Issued and outstanding

	Number of shares	Amount $
Balance	20,289,055	5,990,418
Share issue costs	-	(633,051)
Balance as at December 31, 2002	20,289,055	5,357,367
Redeemed	(3,063,155)	(306,316)
Balance as at June 30, 2003	17,225,900	5,051,051

On April 20, 2001, the company entered into an agreement to issue, through a private placement, 3,083,155 units at $0.10 per unit. Each unit consisted of one common share and one half warrant. A full warrant would allow the investor to purchase an additional common share at $0.15 per share within six months. 3,063,155 of the units issued were purchased by a director of the company and have been cancelled as a result of the sale of the Colombian oil and natural gas properties on January 31, 2003 (see note 10)

As a result of two private placements during 2002, the company received $2,336,090. The private placements were not approved by the TSX Venture Exchange and the company agreed to refund the amounts received. The Company issued promissory notes payable on January 31, 2003 to the investors. The promissory notes have an interest rate of 6% and are due on demand. The promissory notes have been assumed by the purchasers of the Colombian oil and natural gas properties on January 31, 2003 (see note 10).

Stock options

The company has established a stock option plan for the benefit of directors, officers and employees of the company. At June 30, 2003 571,340 (2002 - 571,340) options had been granted under the following terms:

Number of Shares	Option price $	Expiry date
421,340	0.50	October 22, 2003
150,000	0.17	September 22, 2003

None of the options can be exercised as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001.

8 Related party transactions

The company has entered into agreements whereby certain directors were paid approximately $15,000 (2002 - $44,688) for consulting and management fees.

9 Restructuring transactions

Divestiture of Colombian interests

As part of its restructuring, effective January 31, 2003, the company has divested its entire interest in its Cayman Island subsidiary Solana Petroleum Exploration (Colombia) Limited ("Solana Exploration") to a group of private offshore investors including two former directors, S. Keith Hewitt and Stephen Newton (the "Colombian Divestiture"). Solana Exploration held all of the company's petroleum assets outside North America including the company's rights to a pending acquisition of 90% of Petrobras' participating interest the Guepajé natural gas field in the Magdalena Basin of the Republic of Colombia. Under the terms of the agreement, the purchasers will make future cash payments totaling $225,000 to Solana, assume existing debt of the company in the amount of $2,612,755 associated with the pending Guepajé gas field purchase and assume all of Solana Exploration's other debts and obligations. In addition, 3,063,155 of the company's Common Shares and 1,531,577 share purchase warrants were returned to treasury for cancellation. Messrs. Hewitt and Newton resigned from the company's Board of Directors as of December 31, 2002.

Option Agreement to acquire Ontario mining interests

On April 18, 2003, the company executed an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's mining interests in over 274 square kilometers of leases, claims and options in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties'), including both the historic Foley and Golden Star Mines.

Option Agreement to acquire Ontario mining interests continued

Under the terms of the Hexagon Gold agreement, Solana 'will acquire the Mining Properties through the issuance of 5,000,000 post-consolidation common shares to Hexagon Gold at a deemed price of $0.20 per share. Based on the fair market value of Solana's current stock price of $0.01, the transaction is valued at $50,000. The issuance of these shares are subject to shareholder approval of the transaction and a consolidation of the company's common shares on a basis to be determined, bat not to exceed 1 new share for 9 old shares. The approvals will be sought at the upcoming meeting of the shareholders of the company. Hexagon Gold is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce Carruthers II and John j Bolen, two current directors of Solana. The acquisition of the Mining Properties and issuance of these shares subject to TSX Venture Exchange Inc. regulatory approval, approval of the shareholders of Solana Petroleum Corp. and a successful concurrent private placement financing of $400,000, all expected to occur in early November.

10 Subsequent event

On September 12, 2003, the company sold all of the shares of its wholly owned subsidiary Solana Energy Group Inc. ("SEG") (incorporated under the laws of the State of Nevada) to Solana Petroleum Exploration (Colombia) Limited (incorporated under the laws of the Cayman Islands and now owned by a group of private offshore investors) for cash US$5,000. SEG has no material assets or liabilities.

82-4931

ALBERTA COMPLIANCE SERVICES INC.

602, 304 - 8 Avenue S W, Calgary, Alberta T2P 1C2
Ph (403) 216-8450 Fax (403) 216-8459
email: info@albertacompliance.com

October 23, 2003

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Solana Petroleum Corp.

On behalf of our above captioned client, we wish to confirm the following dates regarding their upcoming meeting:

MEETING TYPE	Annual and Special
DATE OF MEETING	November 28, 2003
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	83412N-107
RECORD DATE FOR NOTICE	November 3, 2003
RECORD DATE FOR VOTING	November 3, 2003
BENEFICIAL OWNERSHIP DETERMINATION DATE	November 3, 2003
MATERIAL MAIL DATE	November 4, 2003
BUSINESS	Non-Routine

Yours truly,
ALBERTA COMPLIANCE SERVICES INC.

"Sherri Van Ham"

Sherri Van Ham
Associate

cc Solana Petroleum Corp.
Computershare Trust Company of Canada (for your information only)

82-4931

ALBERTA COMPLIANCE SERVICES INC.

602, 304 - 8 Avenue S W, Calgary, Alberta T2P 1C2
Ph (403) 216-8450 Fax (403) 216-8459
email: info@albertacompliance.com

CANCELLATION NOTICE

October 23, 2003

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Solana Petroleum Corp.

On behalf of our above captioned client, we wish to cancel the following dates regarding their upcoming meeting:

MEETING TYPE	Annual and Special
DATE OF MEETING	~~November 7, 2003~~ cancelled
MEETING LOCATION	Calgary, AB
CLASS OF SECURITIES ENTITLED TO RECEIVE NOTICE	Common
CLASS OF SECURITIES ENTITLED TO VOTE	Common
CUSIP NO	83412N-107
RECORD DATE FOR NOTICE	~~September 19, 2003~~ cancelled
RECORD DATE FOR VOTING	~~September 19, 2003~~ cancelled
BENEFICIAL OWNERSHIP DETERMINATION DATE	~~September 19, 2003~~ cancelled
MATERIAL MAIL DATE	~~October 14, 2003~~ cancelled
BUSINESS	Non-Routine

Yours truly,
ALBERTA COMPLIANCE SERVICES INC.

"Sherri Van Ham"

Sherri Van Ham
Associate

cc Solana Petroleum Corp.
Computershare Trust Company of Canada (for your information only)